File No. 70-9495

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                          PRE-EFFECTIVE AMENDMENT NO. 1
                               TO THE APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                                      NSTAR
                                 c/o BEC ENERGY
                               800 Boylston Street
                                Boston, MA 02199
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                  (Name of companies filing this statement and
                     address of principal executive offices)


                                      None
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                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                  Thomas J. May
                Chairman of the Board and Chief Executive Officer
                                Russell D. Wright
                      President and Chief Operating Officer
                                      NSTAR
                                 c/o BEC ENERGY
                               800 Boylston Street
                                Boston, MA 02199
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                    (Name and address of agents for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:



Theodora S. Convisser, Esq.                    Michael P. Sullivan, Esq.
Clerk and Assistant                            Vice President, General Counsel
  General Counsel                                and Secretary
BEC Energy                                     Commonwealth Energy System
800 Boylston Street                            One Main Street
Boston, Massachusetts                          Cambridge, Massachusetts
02199                                          02142-9150



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                           Paul K. Connolly, Jr., Esq.
                           Timothy E. McAllister, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                               260 Franklin Street
                           Boston, Massachusetts 02110




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     This Pre-Effective  Amendment No. 1 amends the Form U-1 Application in this
proceeding   which  originally  was  filed  with  the  Securities  and  Exchange
Commission on May 7, 1999 as follows:

A.  Item 2 is amended and restated as follows:

Item 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of NSTAR expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

         Auditors' and Consultants' Fees..........................$ 1.3 million
         Legal Fees............................................ . . 8.0 million
         Investment Bankers' Fees and Expenses.....................10.1 million
         Miscellaneous..............................................2.8 million
         Total....................................................$22.2 million

B.  Item 3.A.3 is amended and restated as follows:

          3.   Section 10(b)(2) -- Reasonableness of Fees

     NSTAR believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Mergers are reasonable and fair in light of the size and complexity of the Mergers relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers; that they are consistent with recent precedent, and that they meet the standards of
Section 10(b)(2).

     As set forth in Item 2 of this Application, BEC Energy and COM/Energy together expect to incur a combined total of approximately $22.2 million in fees, commissions and expenses in connection with the Mergers. By contrast, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed Merger.

     The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of their combined company and the strategic benefits to be achieved by the Mergers, and further that the fees and expenses are fair and reasonable in light of the complexity of the Mergers. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of BEC Energy and COM/Energy common shares on December 4, 1998, the Mergers would be valued at approximately $2.8 billion. The total estimated fees and expenses of $22.2 million represent approximately 0.79% of the value of the consideration to be paid to the shareholders of BEC Energy and COM/Energy, and are consistent with (and are in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act


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Release No. 25952 (Dec. 17, 1993) (fees and expenses  represented  approximately
1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3,
1992) (approximately 2% of the value of the assets to be acquired).

C. Item 3.B.2 is amended to add the following paragraph immediately following the eighth paragraph thereof:

     Although NEPOOL's historical function has recently changed with the advent of the independent system operator, ISO-New England, and the development of the Restated NEPOOL Agreement, it may still be characterized as a "tight" power pool whose objective is to assure adequate reliability in the bulk electric power supply of New England by coordinating the operation of generation resources and the planning of transmission resources of its members. Through the Restated NEPOOL Agreement, NEPOOL continues to be responsible for the development of a regional transmission tariff which provides for open non-discriminatory access to the New England transmission system. The tariff, approved by the FERC and administered by ISO-New England through an agreement with NEPOOL, provides for access to and use of all NEPOOL participants' pool transmission facilities, or "PTF." In addition, each transmission owning utility in New England has its own open access transmission tariff on file with the FERC, thus ensuring non-discriminatory access to each non-PTF transmission system within New England. Therefore, the electric utilities within New England continue to be operated as a single interconnected and coordinated system through their participation in NEPOOL.

D. Item 6 is amended and restated as follows:

Item 6.   EXHIBITS AND FINANCIAL STATEMENTS

          A.   Exhibits

          A-1  Declaration of Trust of NSTAR (included in Exhibit C-1 hereto).

          A-2  By-laws of NSTAR (included in Exhibit C-1 hereto).

          B-1  Merger Agreement (included in Exhibit C-1 hereto).

          C-1 Registration Statement on Form S-4 (filed with the Commission on May 12, 1999 (File No. 333-78285) and incorporated herein by reference).

          C-2 Joint Proxy Statement and Prospectus of BEC Energy and COM/Energy (included in Exhibit C-1 hereto).

          D-1  Joint application to the MDTE (previously filed).

          D-2  Massachusetts Order (to be filed by amendment).

          D-3  Joint application to the FERC (previously filed).


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          D-4  FERC Order.

          D-5  Boston Edison application to the NRC (previously filed).

          D-6  NRC Order (to be filed by amendment).

          D-7  Canal Electric application to the NRC (previously filed).

          D-8  NRC Order (to be filed by amendment).

          E-1 Maps of service areas of BEC Energy and COM/Energy (previously filed).

          F-1  Opinion of counsel.

          F-2  Past-tense opinion of counsel (to be filed by amendment).

          G-1  Opinion of Goldman, Sachs & Co. (included in Exhibit C-1 hereto)

          G-2  Opinion of SG Barr Devlin (included in Exhibit C-1 hereto)

          H-1 Annual Report of BEC Energy on Form 10-K/A for the year ended December 31, 1998 (filed on May 13, 1999 (File No. 1-14768) and incorporated herein by reference).

          H-2 Annual Report of COM/Energy on Form 10-K for the year ended December 31, 1998 (previously filed).

          H-3 COM/Energy Statement Claiming Exemption on Form U-3A-2 for the year ended December 31, 1998 (previously filed).

          I-1  Proposed Form of Notice (previously filed).

               B.   Financial Statements

          FS-1 NSTAR Unaudited Pro Forma Combined  Balance Sheets as of December
               31, 1998 (included in Exhibit C-1).

          FS-2 NSTAR Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1998 (included in Exhibit C-1).

          FS-3 BEC Energy  Consolidated  Balance  Sheet as of December 31, 1998,
               December 31, 1997 and December 31, 1996 (previously filed).

          FS-4 BEC Energy Consolidated Statements of Income for each of its last three fiscal years (previously filed).



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          FS-5 COM/Energy  Consolidated  Balance  Sheet as of December 31, 1998,
               December 31, 1997 and December 31, 1996 (previously filed).

          FS-6 COM/Energy Consolidated Statements of Income for each of its last three fiscal years (previously filed).


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 9, 1999            NSTAR


                               By: /s/ Thomas J. May
                               Chairman of the Board and Chief Executive Officer


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